Lawrence Hunt Fashion, Inc.
(formerly, Lawrence Hunt, LLC)
Income Statement
For the Twelve months ending December 31, 2018, and 2017
Unaudited

		January 1, 2018 to December 31, 2018		January 1, 2017 to December 31, 2017
Gross Sales		$ 250,022	$	249,987
Less: Returns		17,339		13,255
Net Sales		$ **232,683**	$	**236,733**
Total Orders		*5,297*		*5,666*
AOV		$ *47*	$	*44*
Cost of Goods Sold		116,509		114,353
Gross Profit		**116,174**		**122,379**
Expenses				
Sales & Marketing	SM	64,680		78,928
Shipping & Delivery Expense	SD	56,185		59,286
General, & Admin	GA	34,281		31,173
Development Costs	DC	219		20,519
Total Expenses		**155,365**		**189,906**
Earnings (Loss) Before Interest and Taxes		**(39,191)**		**(67,527)**
Interest Expense	IE	3,887		-
Tax Expense		-		-
Net Income (Loss)		$ **(43,078)**	$	**(67,527)**